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                                                               EXHIBIT 99(a)(13)

                 TROPICAL SPORTSWEAR INT'L CORPORATION COMPLETES
                       TENDER OFFER FOR FARAH INCORPORATED

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         TAMPA, FL (June 8, 1998) - Tropical Sportswear Int'l Corporation
(NASDAQ:TSIC) ("Tropical") announced today that its wholly-owned subsidiary, Foxfire Acquisition Corp., has completed its $9 per share cash tender offer for all outstanding shares of Farah Incorporated (NYSE: FRA) ("Farah"). The offer expired, as scheduled, at midnight, New York City time, on Friday, June 5, 1998.

         As of the termination of the offer, based on a preliminary count from the depositary for the offer, 9,757,923 shares of Farah's common stock had been tendered and accepted for payment, including 45,812 tendered pursuant to notices of guaranteed delivery. These tendered shares represent 94.7% of Farah's outstanding shares. Tropical and Farah will now proceed to complete a merger pursuant to which TSI will acquire the remaining shares of Farah for $9 per share in cash. The merger is expected to be completed on June 10, 1998.